News Release, by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

Ingrid Pierce Appointed Independent Director of Butterfield

Hamilton, Bermuda—December 5, 2022: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (NYSE: NTB | BSX: NTB.BH) announced today that Ingrid Pierce, Global Managing Partner of Walkers, a leading international law firm, has joined the Bank's Board as an Independent Director, bringing the total number of Directors to ten.

Ms. Pierce is amongst the world's leading investment fund lawyers, acting for major institutions, asset managers, (re)insurers, trustees and other fiduciaries. Prior to joining Walkers in 2002, Ms. Pierce practiced as a Barrister in London, specializing in commercial and chancery work. Ms. Pierce is currently based in the Cayman Islands.

Michael Collins, Butterfield's Chairman and Chief Executive Officer, said "I am delighted that Ingrid is joining Butterfield's Board of Directors. The Bank will benefit from her expert legal and business knowledge, particularly relating to international trust, banking and law. It will also benefit the Bank to have a new Cayman-based Director, as the Cayman Islands remain an important contributor to Butterfield's profitability and expected growth."

Ms. Pierce is a frequent speaker at industry events and a guest commentator on various media platforms including Bloomberg, CNBC and Fox Business. She is also a Member of the Board of Directors of Lex Mundi, the world's leading network of independent law firms. Ms. Pierce will be a member of Butterfield's Risk Policy & Compliance Committee.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-All.

Investor Relations Contact:
Noah Fields
Investor Relations
The Bank of N.T. Butterfield & Son Limited
Phone : (441) 299 3816
E-mail : noah.fields@butterfieldgroup.com

Media Relations Contact:
Nicky Stevens
Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
E-mail: nicky.stevens@butterfieldgroup.com